January 14, 2026

Peter Trpkovski
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

       Re: Century Aluminum Company
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 10-Q for the Quarterly Period Ended September 30, 2025 Response dated August 6, 2025
           File No. 001-34474
Dear Peter Trpkovski:

       We have reviewed your August 6, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 23,
2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to the Consolidated Financial Statements
Note 2. Acquisition of Jamalco, page 64

1.     We note your responses to prior comments 1-3. We believe the Production
Assets
       should be accounted for as part of the Jamalco JV. Considering your total assets would increase by approximately 9% and total equity would increase by approximately 20% as a result of accounting for the Production Assets as part of the
       Jamalco JV, we believe that the error is material. Please restate your financial statements accordingly.
 January 14, 2026
Page 2

        Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing